SEAIR GROUP, INC.

                                   EXHIBIT 11
                       COMPUTATION OF EARNINGS PER SHARE


                                            1999              1998
                                            ----              ----
Average shares outstanding                8,647,618         9,233,412
Net loss                                  $(640,692)        $(698,962)
Earnings per share                        $    (.07)        $    (.08)